Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036, U.S.A.

RBC Dominion Securities Inc.

Royal Bank Plaza

200 Bay Street

Toronto, ON M5J 2W7, Canada

October 25, 2010

Re:	Sprott Physical Silver Trust Registration Statement on Form F-1, File No. 333-168051

H. Roger Schwall

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schwall:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that copies of the Preliminary Prospectus dated October 18, 2010 were distributed in the approximate numbers as follows:

Institutional and Retail Investors	4,280
Dealers, Underwriters and Others	2,174
Total	6,454

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Sprott Physical Silver Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:15 pm Eastern Standard Time on October 27, 2010, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	Morgan Stanley & Co. Incorporated

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Managing Director

RBC DOMINION SECURITIES INC.

By:	RBC Dominion Securities Inc.

By:	/s/ Christopher Bean
	Name:	Christopher Bean
	Title:	Director

As representatives for the several participating underwriters.